Exhibit 99.1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10

Name of entity
Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	31 December 2015

Consolidated statement of cash flows

		Current quarter $USD’000	Year to date
Cash flows related to operating activities			(6 months) $USD’000
1.1	Receipts from customers:
	a) Licensing Fee Revenue	3,500	3,500
	b) R&D Tax Incentive received	—	—
1.2	Payments for:
	(a) staff costs	(2,523)	(7,789)
	(b) research and development	(8,993)	(23,150)
	(c) manufacturing commercialisation	(6,536)	(11,398)
	(d) intellectual property portfolio expenses	(665)	(1,398)
	(e) other expenses from ordinary activities	(4,809)	(8,146)^
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	220	508
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Other	—	—

	Net operating cash flows	(19,806)	(47,873)^

+ See chapter 19 for defined terms.

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $USD’000	Year to date (6 months) $USD’000
1.8	Net operating cash flows (carried forward)	(19,806)	(47,873)^

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	(200)
	(d) physical non-current assets	(111)	(613)
	(e) other non-current assets	—	(805)
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other:
	(a) Payments for financial derivatives	—	—
	(b) Security deposits	—	—

	Net investing cash flows	(111)	(1,618)

1.14	Total operating and investing cash flows	(19,917)	(49,491)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	68,379	68,549
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	—	—
1.18	Repayment of borrowings	—	—
1.19	Dividends paid	—	—
1.20	Share issue costs	(6,618)	(6,618)

	Net financing cash flows	61,761	61,931

	Net increase (decrease) in cash held	41,844	12,440
1.21	Cash at beginning of quarter/year to date	77,761	110,701
1.22	Exchange rate adjustments to item 1.21	1,178	(2,358)

1.23	Cash at end of quarter	120,783	120,783

^	Within the year to date operating cash flows are share issue costs of $315k relating to the three months ended 30 September 2015.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 2

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter
		$USD’000
1.24	Aggregate amount of payments to the parties included in item 1.2	387
1.25	Aggregate amount of loans to the parties included in item 1.11	—
1.26	Explanation necessary for an understanding of the transactions
	Payments to directors (For the Current Quarter) = 387k

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

n/a

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

n/a

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available	Amount used
		$USD’000	$USD’000
3.1	Loan facilities	—	—
3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $USD’000	Previous quarter $USD’000
4.1 Cash on hand and at bank	6,730	5,514
4.2 Deposits at call	51,265	47,578
4.3 Bank overdraft	—	—
4.4 Term deposits	62,788	24,669

Total: cash at end of quarter (item 1.23)	120,783	77,761

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	n/a	n/a
5.2	Place of incorporation or registration	n/a	n/a
5.3	Consideration for acquisition or disposal	n/a	n/a
5.4	Total net assets	n/a	n/a
5.5	Nature of business	n/a	n/a

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Silviu Itescu	Date: 28 January 2016
(Chief Executive Officer)

Print name: Silviu Itescu

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 4

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Statement of Cash Flows applies to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.	Accounting Standards. ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 5